Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-181762
Supplementing the
Preliminary Prospectus Supplement dated December 3, 2013
(to Prospectus dated May 30, 2012)

PRICING TERM SHEET

Dated as of December 4, 2013

Endologix, Inc.

2.25% Convertible Senior Notes due 2018

The information in this pricing term sheet relates to Endologix, Inc.’s offering (the “Offering”) of its 2.25% Convertible Senior Notes due 2018 (the “Notes”) and should be read together with the preliminary prospectus supplement dated December 3, 2013 (including the documents incorporated by reference therein and the base prospectus dated May 30, 2012 in respect thereof) relating to the Offering (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Endologix, Inc. (NASDAQ: ELGX)

Securities Offered:	2.25% Convertible Senior Notes due 2018.

Offering Size:	$75,000,000 aggregate principal amount (or $86,250,000 aggregate principal amount if the underwriters exercise their over-allotment option in full)

Public Offering Price:	100% of the principal amount, plus accrued interest, if any, from the Settlement Date

Underwriting Discount:	3.25% of the principal amount

Use of Proceeds:	The Issuer estimates that the net proceeds from the Offering, after deducting estimated expenses payable by the Issuer and the underwriters’ discount, will be approximately $72.0 million (or approximately $82.9 million if the underwriters exercise their over-allotment option in full). The Issuer intends to use approximately $6.45 million of the net proceeds from the Offering to pay the cost of the capped call transactions described below that the Issuer expects to enter into with Bank of America, N.A. (“BofA”), an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated. The Issuer intends to use the remainder of the net proceeds from the Offering for general corporate purposes, including working capital, continued investment in geographic expansion, research and development and clinical studies. If the underwriters exercise their over-allotment option, the Issuer may use a portion of the proceeds from the sale of the additional Notes to enter into an additional capped call transaction with BofA. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Maturity:	December 15, 2018, unless earlier purchased, redeemed or converted

Interest Rate:	2.25% per annum payable semiannually in arrears in cash

Interest Payment Dates:	June 15 and December 15, beginning June 15, 2014

Optional Redemption:	The Issuer may not redeem the Notes prior to December 15, 2016. On or after December 15, 2016, the Issuer may redeem for cash all or any portion of the Notes, at its option, but only if the closing sale price of the Issuer’s common stock (the “Common Stock”) for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the second trading day immediately preceding the date on which it provides notice of redemption, exceeds 130% of the conversion price on each applicable trading day. The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Notes.

The Issuer will specify in its notice of redemption a settlement method which will apply to all conversions after it issues such notice and prior to the second scheduled trading day immediately preceding the redemption date.

NASDAQ Last Reported Sale Price on December 4, 2013:	$18.14 per share of the Common Stock

Initial Conversion Rate:	41.6051 shares of Common Stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $24.04 per share of Common Stock

Conversion Premium:	Approximately 32.50% above the NASDAQ Last Reported Sale Price on December 4, 2013

Reserved Shares:

As of the date of this pricing term sheet, the Issuer has sufficient authorized and unissued shares not reserved for other purposes to satisfy all conversions of Notes solely in shares of Common Stock (plus cash in lieu of fractional shares), including the delivery of any additional shares of Common Stock in connection with a make-whole adjustment event. Accordingly, the first full paragraph on page S-45 of the Preliminary Prospectus Supplement will not apply to the Notes and is deleted in its entirety.

Make-Whole Premium Upon Conversion Upon a Make- Whole Adjustment Event:

If certain corporate events as described in the Preliminary Prospectus Supplement occur at any time prior to the stated maturity date, or if the Issuer delivers a notice of redemption, each of which is referred to as a “make-whole adjustment event,” the conversion rate for any Notes converted following such make-whole adjustment event will, in certain circumstances and for a limited period of time, be increased by a number of additional shares of Common Stock. The number of additional shares will be determined by reference to the following table and is based on the effective date of such make-whole adjustment event and the applicable “stock price” (as defined in the Preliminary Prospectus Supplement) per share of Common Stock for the make-whole adjustment event:

	Stock Price
Effective Date	$18.14	$21.00	$24.04	$27.00	$31.25	$35.00	$40.00	$50.00	$60.00	$80.00
December 10, 2013	13.5216	10.0310	7.5708	5.9330	4.3664	3.4517	2.6299	1.6923	1.1903	0.7033
December 15, 2014	13.5216	10.0268	7.3615	5.6229	4.0030	3.0872	2.2922	1.4305	0.9980	0.5891
December 15, 2015	13.5216	9.7743	6.9001	5.0755	3.4399	2.5586	1.8321	1.1008	0.7671	0.4579
December 15, 2016	13.5216	9.1236	6.0387	4.1668	2.5961	1.8187	1.2344	0.7153	0.5120	0.3152
December 15, 2017	13.5216	7.9004	4.5449	2.6994	1.3786	0.8538	0.5370	0.3372	0.2554	0.1644
December 15, 2018	13.5216	6.0139	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is:

•	between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable;

• in excess of $80.00 per share (subject to adjustment), no additional shares will be added to the conversion rate; and

• less than $18.14 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, the Issuer may not increase the conversion rate to more than 55.1267 shares per $1,000 principal amount of Notes, though the Issuer will adjust such number of shares for the same events for which the Issuer must adjust the conversion rate as described under “Description of the Notes—Conversion of Notes—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Capped Call Transactions:	In connection with the pricing of the Notes, the Issuer expects to enter into a capped call transaction (the “base capped call transaction”) with BofA. If the underwriters exercise their over-allotment option, the Issuer may enter into an additional capped call transaction with BofA (together with the base capped call transaction, the “capped call transactions”). The capped call transactions are expected generally to reduce the potential dilution and/or offset potential cash payments the Issuer is required to make in excess of the principal amount upon conversion of the Notes in the event that the market price per share of the Common Stock, as measured under the terms of the capped call transactions, is greater than the strike price of the capped call transactions, which initially corresponds to the conversion price of the Notes and is subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the Notes. If, however, the market price per share of the Common Stock, as measured under the terms of the capped call transactions, exceeds the cap price of the capped call transactions, there would nevertheless be dilution and/or there would not be an offset of such potential cash payments, in each case, to the extent that such market price exceeds the cap price of the capped call transactions.

Trade Date:	December 4, 2013

Settlement Date:	December 10, 2013

CUSIP/ISIN:	29266SAA4 / US29266SAA42

Sole Book-Running Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Joint Lead Manager:	Piper Jaffray & Co.

The Issuer has filed a registration statement including a prospectus and a preliminary prospectus supplement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them by calling BofA Merrill Lynch at 866-500-5408.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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